 Exhibit 99.29

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“New Found” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

April 8, 2021

Item 3:	News Release

A news release was disseminated on April 8, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On April 8, 2021, New Found completed its previously announced non-brokered private placement of 2,857,000 common shares of the Company that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “FT Shares”) at a price of $5.25 per FT Share (the “Financing”), for gross proceeds to New Found of $14,999,250.

Item 5:	Full Description of Material Change

On April 8, 2021, New Found the Financing for gross proceeds to New Found of $14,999,250.

The FT Shares have a hold period of four months and one day from closing, expiring on August 9, 2021. On closing, a cash finders’ fee equal to 3.5% of the gross proceeds of the Financing was paid to Clarus Securities Inc.

Mr. Eric Sprott purchased 2,857,000 shares as a result of this Financing and following closing holds approximately 18.4% of the issued shares of the Company. The gross proceeds from the issuance of the FT Shares will be used for “Canadian exploration expenses” and will qualify as “flow through mining expenditures” (the “Qualifying Expenditures”), as those terms are defined in the Income Tax Act (Canada), which will be renounced to the initial purchasers of the FT Shares with an effective date no later than December 31, 2021 in an aggregate amount not less than the gross proceeds raised from the issue of the FT Shares. If the Qualifying Expenditures are reduced by the Canada Revenue Agency or the Company fails to renounce Qualifying Expenditures in an amount equal to the gross proceeds, the Company will indemnify each initial purchaser of FT Shares for any additional taxes payable.

Mr. Eric Sprott is an insider of the Company, and Mr. Sprott’s participation in the Financing constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“61-101”) and TSX Venture Exchange Policy 5.9 – Protection of Minority Security Holders in Special Transactions. However, the directors of the Company determined that the exemptions from formal valuation and minority approval requirements provided for respectively under subsections 5.5(a) and 5.7(1)(a) of 61-101 can be relied on as neither the fair market value of the FT Shares issued to Mr. Eric Sprott nor the fair market value of the consideration paid exceed 25% of the Company’s market capitalization. None of the Company’s directors have expressed any contrary views or disagreements with respect to the foregoing. A material change report in respect of this related party transaction could not be filed earlier than 21 days prior to the closing of the Financing due to the fact that the terms Financing were not confirmed at that time.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

April 16, 2021